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Craig D. Wilson Sr. Asst. Chief Accountant Office of Information Technologies and Services Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Houston	Silicon Valley
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Re:	Cognizant Technologies Solutions Corporation Form 10-K for the fiscal year ended December 31, 2016 Filed March 1, 2017 Form 8-K dated August 3, 2017
File No. 000-24429

Dear Mr. Wilson:

On behalf of our client Cognizant Technology Solutions Corporation (the “Company”), we are pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 29, 2017 to Francisco D’Souza, the Company’s Chief Executive Officer. For ease of reference, your comment is repeated in italics below and followed by the Company’s response.

COMMENT

Form 8-K dated August 3, 2017
Exhibit 99.1

1.
Your discussion of Third Quarter & Full Year 2017 Outlook lacks mention of the most comparable GAAP measures, which causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please provide a discussion of the most comparable GAAP measures in your next earnings release. See Instruction 2 to Item 2.02 Form 8-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

October 10, 2017 Page 2

RESPONSE
The Company respectfully acknowledges the Staff’s comment. The Company notes its disclosure contained in footnote 2 appearing in the “Third Quarter & Full Year 2017 Outlook” section of its earnings release (“Footnote 2”). Footnote 2 indicates that the Company does not present forward-looking GAAP earnings per share because this financial measure cannot be provided without unreasonable efforts and specifies the reconciling information that the Company is unable to provide. The Company believes that the disclosure in Footnote 2 along with the reconciliations of non-GAAP financial measures included at the end of the earnings release comply with the guidance contained in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

* * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 906-1761 if you have any questions regarding this response letter.

Very truly yours,
/s/ Keith L. Halverstam
Keith L. Halverstam
Latham & Watkins LLP